UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2011
Commission File Number 000-29962
Novogen Limited
(Translation of registrant’s name into English)
140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐
Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Novogen Limited’s Majority-Owned Subsidiary Marshall Edwards, Inc. Enters into Securities Purchase Agreement
On May 2, 2011, Marshall Edwards, Inc. (the “Marshall Edwards”), a majority-owned subsidiary of Novogen Limited (“Novogen”), entered into a Securities Purchase Agreement (“Securities Purchase Agreement”) with certain accredited investors (the “Purchasers”) pursuant to which Marshall Edwards has agreed to issue and sell to the Purchasers: (i) 835,217 shares (the “Common Shares”) of Marshall Edwards’ common stock, par value $0.00000002 (the “Common Stock”), at a purchase price of $1.333 per Share, and (ii) three separate series of warrants. The series A warrants (the “Series A Warrants”) will initially represent the right to purchase up to 626,413 shares of Common Stock. The series B warrants (the “Series B Warrants”) will initially represent the right to purchase up to 2,165,534 shares of Common Stock. The series C warrants (the “Series C Warrants”, and collectively with the Series A Warrants and the Series B Warrants, the “Warrants”) will initially be exercisable for zero shares of Common Stock, which amount will only be increased (but not decreased), up to a maximum of 16,000,000 shares of Common Stock, in the event the price of the Common Stock is below certain levels on certain dates during the one year period ending on the first anniversary of the date of the closing of the offering.
Upon issuance of the Common Shares, Novogen’s ownership of Marshall Edwards’ outstanding Common Stock will be reduced from approximately 65.1% to approximately 59.0%, subject to further reduction in the event any of the Warrants are exercised.
In connection with the Securities Purchase Agreement, Novogen and Marshall Edwards have entered into a voting agreement (“Voting Agreement”), dated May 2, 2011. Immediately after the execution of the Securities Purchase Agreement, pursuant to the terms of the Voting Agreement, Novogen executed a written consent approving the transactions contemplated by the Securities Purchase Agreement (collectively, the “Transaction”), which approval will become effective 20 days after Marshall Edwards has mailed a definitive information statement to its stockholders (the “Stockholder Approval”). Consummation of the Transaction is subject to certain conditions and the closing of the transactions contemplated by the Asset Purchase Agreement, dated December 21, 2010, between Novogen, Marshall Edwards and Novogen Research Pty Limited by May 13, 2011.
Also in connection with the Securities Purchase Agreement, Novogen has entered into a lock-up agreement (the “Lock-up Agreement”) pursuant to which it has agreed not to sell, transfer or otherwise dispose of any shares of Common Stock or securities convertible or exchangeable for shares of Common Stock until December 24, 2011.
Terms of Warrants
The Series A Warrants will be exercisable any time on or after the six month anniversary of the closing of the offering and expire five years thereafter. The Series A Warrants will have an initial exercise price of $1.57, subject to certain downward adjustments in accordance with the Series A Warrants. The number of shares of Common Stock issuable upon exercise of the Series A Warrants will be increased by an amount equal to 75% of the number of shares of Common Stock issued upon each exercise of the Series B Warrants.
The Series B Warrants will be exercisable by the holders at any time on or after the first date on which certain conditions are satisfied, including that the Stockholder Approval has been obtained and that all of the Common Shares and shares of Common Stock issuable upon exercise of the Warrants are able to be resold without restriction or limitation pursuant to an effective registration statement or Rule 144 under the Securities Act. Marshall Edwards may also require the holders to exercise their Series B Warrants in the event of satisfaction of the conditions set forth in the first sentence of this paragraph, as well as certain other equity conditions, including certain minimum trading volume requirements. The Series B Warrants will have an initial exercise price of $1.333 per share, subject to certain downward adjustments in accordance with the Series B Warrants, and will expire on the first anniversary of the closing of the offering.
The Series C Warrants will be exercisable twenty-six trading days after the earliest to occur of (1) the date that all securities that Marshall Edwards is required to register in connection with the Transaction, as well as the shares of Common Stock issuable upon exercise of the Series C Warrants, can be resold pursuant to an effective registration statement, (2) the date that the holder can sell all of the shares of Common Stock issuable upon exercise of the Series C Warrants pursuant to Rule 144 without any restrictions or limitations and (3) the six-month anniversary of the date of the closing of the offering. The Series C Warrants are exercisable solely on a cashless basis and have a nominal exercise price. The Series C Warrants will expire on the first anniversary of the date on which the Series C Warrants first become exercisable.
The Series A Warrants and the Series B Warrants are subject to certain anti-dilution adjustments, including upon the sale by Marshall Edwards of any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock at a price per share below the exercise price of the Series A Warrants or the Series B Warrants, or in the event Marshall Edwards subdivides or combines any of its outstanding shares of Common Stock into a greater or lesser number of shares.
This description does not constitute an offer to sell or the solicitation of an offer to buy any securities. The Common Shares, the Warrants and the shares of Common Stock issuable upon exercise of the Warrants have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act or applicable state securities laws.
Exhibit Index

Exhibit 99.1	Press release issued May 2, 2011 by Novogen Limited.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVOGEN LIMITED
By:	/s/ Ronald Lea Erratt
Ronald Lea Erratt
Company Secretary

Dated: May 2, 2011

Exhibit Index

Exhibit 99.1	Press release issued May 2, 2011 by Novogen Limited.